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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                         SMALL BUSINESS ISSUERS UNDER
                        SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                  ESOFT, INC.
                (Name of Small Business Issuer in its Charter)

                    COLORADO                        84-0938960
         (State or other jurisdiction of         (I.R.S. Employer
         incorporation or organization)         Identification No.)

    5335 STERLING DRIVE, SUITE C, BOULDER, CO          80301
    (Address of principal executive offices)        (Zip Code)

                 (303) 444-1600
           (Issuer's telephone number)


  Securities to be registered pursuant to Section 12(b) of the Exchange Act:

                                                  Name of each exchange on
Title of each class to be so registered    which each class is to be registered

               None.                                 Not applicable.



  Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                               (Title of Class)

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                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GLOSSARY

      The following is a glossary of technical terms that appear in the discussion of the Company's business in this prospectus:

      "TBBS" means The Bulletin Board Software, a PC server software which creates a multi-user host for direct dial-in access for multiple users for ongoing messaging, file transfer and data access.

      "CLOSED, PROPRIETARY OPERATING SYSTEM" means an operating system which is not made available for open use and serves a specific purpose. A closed proprietary operating system has an advantage in security.

      "DNS (DOMAIN NAME SERVER)" is a server function on the Internet which acts as a "Directory Assistance" service.

      "FIREWALL" means a security function to prevent unauthorized access to a network. Firewalls can be very simple allowing for basic security, or very complex and involved for more advanced security needs.

      "FTP SERVER" means a File Transfer Protocol server which is a server function that allows you to offer access to files for transfer over the Internet. They are normally linked to web servers to provide a graphical interface.

      "POP3 (POST OFFICE PROTOCOL 3) SERVER" is a server which stores local mail to be accessed by the end users E-mail package e.g.; Eudora, Microsoft
Exchange, Netscape.

      "ROUTER" means a device which acts as a "gateway" between network segments. A router in its simplest form will examine the address of each "information packet", determine its destination and send it down the appropriate wire.

      "SMTP (SIMPLE MAIL TRANSPORT PROTOCOL)" is a server that acts as the sending and receiving server. It looks at the address and sends it on its way or transfers it to the POP3 (Post Officer Protocol 3) server.

      "TELNET" is the Internet protocol used to simulate a point to modem (serial line) connection between two computers over the Internet.

      "TERMINAL SERVER" means a device which allows for remote dial-up access to a network.

CORPORATE HISTORY

      eSoft, Inc. (the "Company") was incorporated under the laws of the State of Colorado on March 3, 1984. The Board of Directors and shareholders of the Company have approved the merger of the Company into a newly incorporated Delaware corporation, to effect its reincorporation in the State of Delaware prior to the effective date of this registration statement.

      The Company is located at 5335 Sterling Drive, Suite C, Boulder, Colorado, 80301.

      Through September 4, 1997, the Company had elected to be taxed as an "S-corporation" for U.S. income tax purposes. Under this election the Company was essentially taxed as a partnership. Accordingly, in lieu of corporate income taxes, the shareholders were taxed on their proportional share of the Company's taxable income individually. The Company withdrew the S-corporation election after September 4, 1997 and is now subject to U.S. corporate income taxes.

      On August 27, 1997 the Company's board of directors authorized a stock split of 63.1579 to 1. The Company has no subsidiaries.

BUSINESS HISTORY

      In its early years, the focus of the Company was oriented towards the development and sale of a computer bulletin board software product known as TBBS. TBBS Software creates a multi-user host for direct dial-in access for multiple users for on-going messaging, file transfer and data access. Concurrent with the rapid rise of Internet related communications media, the demand for TBBS software declined. In response, the Company designed a new product line of Internet protocol adapters which are now being marketed under the acronym IPAD (Internet Protocol Adapter Device). The Company launched its first IPAD product in 1996.

      The IPAD is designed to be a total Internet/Intranet connectivity solution without the complexity and high cost of traditional solutions. It affords the medium to small businesses, institutions, or educational sites a full connectivity solution that is economical and easily installed and managed by existing information systems' personnel. To complete the package for the customer, the Company can provide leased line connectivity options through major national access providers. The IPAD product line includes all other accessories needed to complete the connection, such as turnkey web servers, line interface devices, modems and rack equipment.

PRODUCT LINE AND SERVICES

THE IPAD 5000

      The IPAD 5000 integrates Internet hardware and communications software into a user friendly turnkey system, which does not require extensive technical knowledge to support. Utilizing an Intel Pentium CPU, the device is typically configured with 8 MB of RAM; a 1.2 GB hard drive; and a 1.44 MB floppy drive. The hardware includes five open slots, and hence is designed to allow for customized interface configuration. These interfaces may include an Ethernet card, an ISDN terminal adapter, a V.35 leased line or Token Ring or extra serial interfaces if desired. The software includes a basic Web Server, Telnet, an FTP Server, an E-mail Server, a Finger Server, a DNS, and a Packet-Routing Firewall. Unlike certain competing products in the marketplace, IPAD does not operate on a UNIX platform but rather is a purpose built component, real time operating system, which allows for a high degree of individual customization to better address the needs of individual customers.

THE IPAD 2500

      The IPAD 2500 was introduced to the marketplace in the second quarter of 1997. The IPAD 2500 is a desktop unit which contains a router with firewall capabilities, a terminal server offering up to 8 serial ports, and the same basic Internet connectivity provided by all of the Company's IPADs. Server functions include a DNS, a POP3, E-mail, FTP, a SMTP, Telnet, a Finger Server, and a basic WWW server. While less powerful than the Model 5000, it nonetheless allows for more than one IP address and routing for up to two networks as well as multiple web and FTP servers.

THE IPAD 1200

      The IPAD 1200 was introduced to the marketplace in October 1997. This system is also a desktop unit which can connect a business LAN of up to 150 users to the Internet using a single address. The hardware is an Intel Pentium CPU with 8 MB of RAM, a 1.2 GB hard drive, a 1.44MB floppy drive, 2 serial ports and a 10 MB Ethernet card. The IPAD 1200 comes standard with either a 56 KB modem, ISDN terminal adaptor or integral 56 KB leased line CSU/DSU or its Internet feed. The product is designed for mass production without significant customization for specific client needs.

ACCESSORIES

      In the case of the Model 5000 (and to a lesser degree with the IPAD 2500), customers can order additional cards and accessories to more effectively configure a device to suit their needs. Aside from an Ethernet card, users have the option, with certain models, of purchasing an ISDN terminal adapter, interfaces for T1 and fractional T1 leased lines, as well as extra serial interfaces. As many as 96 serial ports can be accommodated within a Model 5000 with each card being capable of connecting up to 16 modems or terminals.

SEMINARS

      The Company also offers Internet training seminars. These comprehensive, two day programs are offered in Colorado. They address issues related to end user client set-up and trouble shooting; advanced Internet operations including routing and domain name server operations; Internet service provider management techniques, including guidance with respect to systems performance and networking issues including questions relating to growth planning, multiple networking interfacing, and connections with other routers; and specific training with respect to IPAD applications and management techniques. The Company expects to offer these seminars with greater frequency to supplement revenues from IPAD product sales.

TECHNICAL SUPPORT SERVICES

      Customers can also purchase a contract through which the Company offers technical support services to address customers' specific application needs. More focused than the general seminars, such technical support services are designed to address concerns of individual clients for applications ranging from the launching of their web presence, to the reconfiguration of their LAN to optimize both efficiency and connectivity.

TBBS SOFTWARE

      Until the mid-1990s, most of the Company's revenues were generated from the sale of TBBS, its bulletin board system software package. As the life cycle of this product aged, the Company found it essential to expand and diversify its range of product offerings which in turn led to the development of the IPAD. The Company expects to continue to generate residual revenues from the sale of TBBS software at least through the 1998 fiscal year. However, no further development or upgrading of the software is expected to be pursued by the Company, as TBBS is progressively phased out of the market in favor of more sophisticated communications products.

OPERATIONS

      Currently, with respect to all models, the Company purchases sub-assemblies from a variety of manufacturers and wholesalers, and undertakes final assembly and software integration at its production facility in Colorado. In the future, with respect to Models 1200 and 2500, the Company intends to purchase the computers in essentially complete and finished form. Upon shipment to its production facility, the Company would install an extra card in the case of the Model 1200 and load its software. With respect to the somewhat higher performing Model 2500, the modifications and degree of the Company's customization which is undertaken, is less than that applicable to the Model 5000, but more vigorous than that carried out in the context of a typical Model 1200.

      In all cases, the loading of the Company's IPAD software is what serves to distinguish the Company's product line from competing products, and what provides it with its key performance capabilities. Upon the insertion of the additional boards and loading of the software, each unit is tested, certain other quality assurance checks are undertaken, and the devices are packaged.

      It is the intention of the Company to sell product both directly to end-use purchasers, as well as to utilize Value Added Resellers ("VAR"s) and distributors to assist in product dissemination.

INTELLECTUAL PROPERTY

      The Company has no patents, but regards its software as proprietary and attempts to protect it by relying upon copyrights, trade secret laws, internal nondisclosure agreements and transferability restrictions incorporated into its software license agreements. The Company provides its software products under a perpetual paid-up license agreement. Title does not transfer to the customer. Program source listings are not released, which the Company believes further protects unauthorized transfers of the Company's proprietary information, as well as the confidentiality of the Company's trade secrets. The Company also uses a combination of software programming and hardware devices to protect its products from unauthorized use or duplication.

HISTORY AND COST OF PRODUCT DEVELOPMENT

      Up until and including 1994, substantially all of the Company's revenues were generated from the sale of TBBS software. IPAD product sales commenced in 1995 and the product was released to the general public with the introduction of the IPAD 5000 in 1996. The precursors to the IPAD 5000 (the IPAD 4000 and IPAD
4500) had identical software as the IPAD 5000 but were installed on 66 MHZ Intel 486 CPUs. In 1996, when the 133 MHZ Intel Pentium CPU became available, all installed units of Model 4000 and Model 4500 were replaced with Model 5000. The IPAD 2500 was introduced to the marketplace in mid-1997. The IPAD 1200 was introduced and was available for purchase in October 1997. Seminars, accessories, and services are an ongoing activity designed to supplement and enhance the Company's product offerings, reputation, reliability and industry stature.

      Research and development expenditures in 1995 totaled $384,000 of which $130,481 were capitalized software development costs, while expenses amounted to $253,290. All expenditures for research and development in the year ended December 31, 1996 and the nine month period ended September 30, 1997 were capitalized software development costs and amounted to approximately $440,000 and $197,000, respectively. As of September 30, 1997 the value of capitalized software less accumulated amortization amounted to $646,227.

      From time to time, the Company has entered into software development consulting agreements. One such agreement is currently in force and provides for the payment to John Patrick McMillan, a consultant, of a fee equal to 2.5 percent of gross licensing fees for software licenses to a maximum of $100 per license, in consideration for the activities provided by the consultant with respect to the development of IPAD software.

THE MARKET FOR THE PRODUCTS

     The primary market being pursued by the Company consists of small to medium size businesses which increasingly find it beneficial to host their own Internet infrastructure rather than rely upon an Internet service provider for all of their Internet access and connectivity needs. A secondary market consists of Internet service providers which can benefit from the Company's IPAD integrated software and hardware product line.

      Most of these small to medium size businesses would continue to rely upon an Internet service provider in order to gain high speed large diameter pipeline access to the Internet. But with new advancements in Internet software, individual companies, without a great deal of software expertise, can now assume many of the responsibilities and functions which heretofore have been carried out by Internet service providers on their behalf. This includes control over a router, firewall, remote access server, a web server, and mail server. Most importantly, rather than paying an Internet service provider substantial fees in order to offer individual e-mail addresses plus Internet access to each of many employees, the IPAD products can provide such services to a growing company and their employees in a much more cost effective manner.

      Because the Company purchases its computer hardware in the United States, and because of requirements for FCC approval and UL certification, the Company has historically limited most of its sales to the United States. Within the United States, the market and the rate of market growth are both considered to be sufficiently large as to be able to absorb all of the Company's projected output through at least the next two years. Although the Company has not acquired requisite product approvals and certification from appropriate agencies that would permit marketing of its IPAD products in the European Union, it is the intention of the Company to begin the process of obtaining such approvals and certification and to promote sales in the European Union as well as Canada in 1999. Failure to obtain requisite approval and certification to sell IPAD units in the European Union and Canada will limit the Company's ability to increase its market share.

      The Company has sold more than 400 IPAD units since the introduction of its product line in 1995. In the first nine months of 1997, the Company estimates that it sold approximately 50 IPAD units. No one customer has accounted for as much as 10% of the Company's revenue in 1995, 1996 or the first 9 months of 1997.

      Market analysts indicate that in 1997, fewer than 6,000 units of IPAD like products are expected to be sold into the market. If one were to assume that the average sale ranges from $3,000 - $5,000, this would place the total market dimensions at $18 - $30 million excluding follow on accessories and services.

INDUSTRY TRENDS

      At one time, the combination of hardware and software that are currently incorporated within an IPAD device required several pieces of stand alone equipment, and complex software skills. This in turn created barriers to market entry among small to medium sized companies, seeking to host many of their own Internet functions. Unless they maintained the requisite technical skills, it was more cost effective for these companies to allow an Internet service provider to host these services on their behalf.

      Two trends within the marketplace are eroding this historical condition. First, the burgeoning demand for e-mail and Internet access has had the effect of increasing the costs borne by companies to provide widespread access to such services among their employees, (notwithstanding general reductions in the unit costs of Internet access as a whole). Second, the Company and its market competitors have been able to take advantage of increasingly powerful and flexible computer systems. Today, these flexible computer systems are readily available at comparatively modest cost and with the integration of appropriate software, they can provide an all in one solution to many of the software and hardware requirements that had previously demanded a variety of pieces of equipment and considerable software integration skills.

      As a consequence, the current industry trend is to increasingly allow companies to take control of certain key Internet management tools that have previously been hosted by Internet service providers and to progressively limit the role of the Internet service providers to that of offering high capacity access to the Internet itself.

MARKETING PLAN

      It is the intention of the Company to rely upon both direct sales and distributors in order to disseminate its product line through the market. During 1998 and the first quarter of 1999, the Company plans to add regional sales managers including a European Sales Director, Customer Service Representatives and a Director of Marketing.

      To assist in creating more customer awareness of the Company, the Company has made provision for an advertising budget of over $100,000 in the forthcoming year, with a further $80,000 for participation in trade shows. Through a combination of reliance upon third party distributors as well as upon direct sales, the Company believes that it can progressively establish a profile as a major industry participant.

COMPETITION

     The Company's competitors are comprised of both well-established and recognized industry participants (such as Sun Microsystems, Inc.) and smaller corporations in some respects similar to the Company. Both groups produce products which in terms of fundamental connectivity attributes are similar to those currently offered by the Company. Among the more prominent industry participants at present are companies such as Whistle Communications, Inc. of Foster City, California; Apexx Technologies, Corp. of Boise, Idaho; FreeGate Corporation of Sunnyvale, California; and iPlanet, Inc. of Sunnyvale, California.

      iPlanet, Inc. is a private corporation reportedly established in January 1996. As is the case with the Company, iPlanet provides fully-integrated turn-key Internet connectivity solutions. iPlanet has developed the IPS series of products which provide small to medium sized businesses access to the Internet and Web hosting capabilities.

      The IP-168 is available in a variety of models to accommodate speeds ranging from 28.8K dial-up to T1 dedicated lines. It incorporates router capabilities, and supports a LAN print server. It includes a Web server, an e-mail server (compatible with popular mail packages such as Eudora, and Microsoft
Mail), and standard mail protocols (POP2/3, IMAP3 and SMTP). The product is compatible with both Microsoft's Windows and Unix operating systems. The IPS-PRO is a rack mounted version of the IPS 168 which is designed for larger organizations of about 200 people. The IPS PRO operates with a Pentium 133 MHZ microprocessor, and offers 32 MB RAM and a dual Ethernet connection. In addition to the standard e-mail and web servers, the IPS PRO supports a Domain Name Service Protocol, and can also support remote access users and file sharing. It also includes a firewall (and related software elements known as "proxies"). To complement the IPS-168, iPlanet offers a variety of add-on modules to provide fax, virtual private networking, and e-mail enhancing capabilities.

Sun Microsystems, Inc. offers Internet servers referred to as "Netra i" which accommodates high-volume Web site management. Netra i software comes with Web server (Netscape Enterprise) and Web authoring software. Electronic mail, a Domain Name Server and FTP functions are also fully integrated, as is firewall security. Netra Internet servers operate in conjunction with Solaris and Unix operating systems. Until recently, Netra i was classified as a fully integrated series of Internet servers. However, software and hardware components are now sold separately.

      As is the case with the Company, most industry competitors produce an array of products. Some are relatively inexpensive entry level devices, which in some respects can be compared to the IPAD 1200. Typically, these are designed with no significant degree of individual customization. Some products are similar to the IPAD 5000 in that they provide for a substantial degree of customization, and can accommodate multiple interfaces, and more than one hundred individual users on a LAN with little difficulty.

      Cross-comparisons indicate that several competing products incorporate features similar to those offered by IPAD products (in terms of hardware and software components), although they may provide varying degrees of functionality, which in turn accounts for pricing variances. For example, the InterJet product series offered by Whistle Communications, Inc. ranges in price from $1,995 to $3,495 depending upon product features and capability. Products which would likely compete with either the IPAD or the IPAD 5000 can either cost more or less in relation to the IPAD depending upon their technical specifications.

      Some competitors already possess well-established distribution networks or have formed strategic collaborations with key industry players. Others such as Sun Microsystems, Inc. have much greater technical and financial resources compared to the Company. The ability of the Company to effectively compete against such firms cannot be assured, as they are already well entrenched.

      While many Internet connectivity devices are Unix-based systems designed to support more complex operations generally required by larger corporations, the Company's products emphasize use of a DOS based system which is thought by management to be more user friendly as compared to those operating on Unix platforms.

AVAILABILITY OF RAW MATERIALS AND SEMI-FINISHED GOODS

      The computers which the Company utilizes to operate its software, whether purchased in finished form, or as sub-assemblies, computer boards, software programs and accessories which are assembled at the Company's production facility from semi-finished goods, all represent widely available materials and components in the marketplace. The Company has the ability to source such goods from a wide range of prospective suppliers, depending upon pricing, delivery, quality assurance and related considerations. In combination, the Company's IPAD software represent a combination of "off the shelf" operating systems and related software licensed from third parties, working in concert with what the Company considers to be its own proprietary software, developed in-house. The Company does not anticipate that the sourcing of such materials is likely to become an impediment to its growth and expansion.

GOVERNMENT REGULATIONS

As the Company's products require access to telecommunications carriers, the products are subject to regulation by the Federal Communications Commission ("FCC"). Since the components of the Company's products which are required by FCC regulation to be tested and certified are purchased from other manufacturers, however, the Company relies upon the certification of compliance furnished by those manufacturers and no testing or certification of the final assembled products offered by the Company is required.

      Since the Company's products rely upon electrical power, certain standards with respect to electrical safety must also be met. The manufacturers of purchased components obtain the certification of testing laboratories such as Underwriters Laboratories ("UL") and the Canadian Standards Association and the Company again relies upon those certifications without the necessity for certification of the final assembled products. In order for the IPAD products to be marketed in the European Union, similar testing and product approvals are required to be obtained from appropriate agencies. Although such approvals have not yet been sought or obtained, the Company intends to use components in markets other than the U.S. and Canada which have such approvals, and anticipates that it may rely upon such approvals as it does in the U.S. without being required to obtain separate approval or certification of the final assembled products.

EMPLOYEES

      At December 1, 1997, ten people were employed by the Company, all on a full-time basis.

INITIAL PUBLIC OFFERING IN CANADA

      The Company expects to make an initial public offering of 1,750,000 shares of its Common Stock, at a price of $1.00 per share in British Columbia, Canada, promptly after the effectiveness of this registration statement (the "Canadian Offering"). Upon completion of the Canadian Offering, the Common Stock will be listed on the Vancouver Stock Exchange. The gross proceeds from the Canadian Offering will amount to $1,750,000, of which the Company will pay an aggregate commission of $131,250 to C. M. Oliver Company Limited (the "Agent") and a corporate finance fee of 75,000 shares of the Company's Common Stock for underwriting the Offering. After deducting the commission payable to the Agent and other expenses of the Canadian Offering, net proceeds from the Canadian Offering are expected to amount to $1,400,000. The Company has also granted the Agent an option (the "Over-Allotment Option"), exercisable for a period of 60 days from the date of the Closing of the Offering to solicit and accept additional subscriptions of the Company for Common Stock up to an aggregate of 262,500 shares. If the Agent exercises this Over-Allotment Option in full, the total price to the public and Agent commission will be $2,012,500 and $150,937.50, respectively, and net proceeds to the Company are expected to amount to approximately $1,600,000.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the financial statements and accompanying notes included elsewhere in the Registration Statement.

INTRODUCTION

      The Company is a technology firm which develops and markets communication products which integrate and simplify PC server connectivity to the Internet market. In recent years, the Company has developed and brought to production the IPAD.

      The Company was incorporated in 1984 to develop and market its original product, a computer bulletin board product, TBBS. TBBS integrated formerly complex technology into products which were relatively simple for the consumer to use. Through 1995, the Company generated substantially all of its revenues through sales of TBBS.

      In 1995, the Company foresaw the Internet becoming the technology of choice for the next level of network access connectivity. The Company began refocusing its efforts on making communications technology simple to use and began its design of IPAD. The IPAD product line was test marketed in 1995 as a response to the anticipated demand of the Internet market. The Company's dependence upon the TBBS product line decreased during and after 1995 as the Company increased its dependency upon sales of IPAD.

RESULTS OF OPERATIONS

REVENUES

      The Company's revenues declined from the fiscal year ended December 31, 1995 through the fiscal year ended December 31, 1996, and the nine months ended September 30, 1997. This decline was primarily a result of the decline in revenue from sales of the Company's TBBS product, which accounted for $1,046,000 in revenue in 1995 (52% of total revenues) to $239,000 in 1996 (17% of revenues). In the nine months ended September 30, 1997, total revenues were $788,000 as compared with $1,136,000 in the comparable nine months of 1996. TBBS products revenue in the nine months of 1996 amounted to $232,000, while there was only $81,000 of TBBS revenue in the nine months of 1997. Offsetting the decline in the TBBS sales was an increase from 1995 to 1996 in the revenue from IPAD sale from $972,000 in 1995 to $1,167,000 in 1996. IPAD sales declined somewhat in the first nine months of 1997 to $655,000, from $984,000 in the comparable 1996 period, however, as marketing and sales activity were curtailed in 1997 as a result of the Company's shortage of working capital.

      The Company's gross profit margins declined from approximately 65% in 1995 to 57% in 1996 as start-up costs related to the production of the IPAD product affected the margins. This trend was reversed in the first nine months of 1997 as margins expanded to nearly 70% from approximately 57% in the first nine months of 1996.

Research and Development Expenditures

      Research and development expenditures in 1995 were nearly $384,000, of which approximately $130,000 was capitalized as software development costs while the remaining $254,000 was expensed. In 1996, the software development expenditures increased to approximately $440,000, all of which were capitalized. The software development expenditures of $197,000 in the first nine months of 1997 were less than the $355,015 expended in the comparable period of 1996, but were also capitalized.

Other Expenses

      Selling, general and administrative costs ("SG&A") declined throughout the period from the beginning of fiscal 1995 to September 30, 1997. SG&A expenses in the fiscal year ended December 31, 1996, were approximately $631,000, nearly 35% lower than comparable expenses in fiscal 1995. The SG&A expenses in the first nine months of

1997 of approximately $471,000 were 8% lower than the comparable expenses in the year earlier. These expense savings reflected both lower costs of selling a reduced volume of products, as well as cutbacks in administrative personnel which were primarily effected from 1995 to 1996.

Net Income (Loss)

      The Company realized net income in both the fiscal years ended December 31, 1995 and December 31, 1996, as well as for the nine months ended September 30, 1996. A loss of approximately $187,000 was reflected for the nine months ended September 30, 1997, however, as a result of recording deferred taxes of approximately $241,000, because the Company changed its federal income tax status from an S Corporation to a C Corporation during that period.

CAPITAL RESOURCES AND LIQUIDITY

      Historically the Company had funded its working capital requirements from internal operations. During 1995, however, Philip Becker, the Chief Executive Officer, loaned the Company approximately $112,000 to supplement the $46,000 of cash provided by operating activities and assist it in funding the completion of the IPAD product development and the related growth of its accounts receivable caused by the introduction of the IPAD product line. During 1996, the Company continued to fund a majority of its internal working capital needs from $260,000 of cash flow from operating activities, but it also received additional advances from Mr. Becker, thus increasing the Company's indebtedness to him to 239,903 at December 31, 996. This indebtedness is payable by the Company, at its option, in shares of Common Stock of the Company valued at the public offering price per share of the Canadian Offering. It is anticipated that the Company will elect to pay that obligation, as well as $116,000 of notes payable to consultants by the issuance of shares, thus improving the Company's financial position by reducing its long term debt.

      As of December 31, 1996, the Company received a binding commitment ,for a $100,000 loan facility from the First National Bank of Arvada, Colorado to support IPAD sales growth and the increase in capitalized software until longer term financing could be arranged. During the first quarter of 1997, the Company borrowed $100,000 under the interim loan facility from the First National Bank of Arvada, Colorado, the proceeds of which were used to expand to a limited degree, the Company's marketing activities and sales programs.

      The completion in September of 1997 of the placement of $410,000 of outside equity has permitted the Company to significantly advance its marketing efforts and to attract additional management personnel. Working capital at September 30, 1997 had increased to approximately 400,000 from less than $23,000 at December 31, 1997. Operating activities also continued to contribute cash ($100,000 for the first nine months of 1997) since the loss recorded for this period was a result of the recording of deferred taxes, which did not affect current cash flow.

      In the fourth quarter of fiscal 1997, the Company has undertaken preparations for its initial public offering, scheduled for the first quarter of 1998, through which it is anticipated that approximately $1,400,00 of working capital will be generated, after payment of expenses and commissions. This equity infusion, together with working capital generated from the Company's internal operations, should advance the Company substantially towards establishing and fortifying channels of distribution for its IPAD product line, and is expected to be sufficient to meet the capital requirements of the Company through 1998.

NEW ACCOUNTING PRONOUNCEMENTS

      The Financial Accounting Standards Board has recently issued Statements of Financial Accounting Standards that may affect the Company's financial statements as follows:

      The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). This pronouncement provides a different method of calculating earnings per share than is currently used in accordance with Accounting Board Opinion No. 15, "Earnings Per Share". SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The Company will adopt SFAS No. 128 in 1998 and its implementation is not expected to have a material effect on the consolidated financial statements.

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS
130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

      Also, in June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

      SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standards, management has been unable to fully evaluate the impact, if any, the standards may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

      In October 1997, Statement of Position 97-2, Software Revenue Recognition (SOP 97-2) was issued. The SOP provides guidance on when revenue should be recognized and in what amounts licensing, selling, leasing, or otherwise marketing computer software. SOP 97-2 is effective for transactions entered into in fiscal years after December 15, 1997. Because of the recent issuance of the SOP, management has been unable to fully evaluate the impact, if any, the SOP may have on future financial statement disclosure.

                                    *  *  *

                          FORWARD-LOOKING STATEMENTS

      The Registration Statement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and the Company intends that such forward-looking statements be subject to the safe harbors for such statements under such sections. The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on numerous assumptions, including, but not limited to, the following: that significant increases in sales and marketing personnel and expenditures will result in increased sales; that the recently introduced IPAD 2500 and IPAD 1200 models will be readily accepted in the market; that the industry trends perceived by the Company as described in Item 1 will continue to exist; that market segments targeted by the Company will continue to grow and that the Company can successfully compete with larger, more established competitors.

      The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements.

ITEM 3.  DESCRIPTION OF PROPERTY

      The Company's office, production and warehouse facilities are located at 5335 Sterling Drive, Suite C, Boulder, Colorado 80301. The Company leases approximately 5,300 square feet of space at this location pursuant to a lease entered into in November 1997, which expires October 31, 2000, at a rent of approximately $58,000 per year. The Company believes that this space will be sufficient for the Company's operations for the foreseeable future.

      The Company also remains obligated until November 1997 on a lease covering 1,300 out of 7,500 square feet of lease space that the Company formerly occupied in Aurora, Colorado. Rental on that remaining 1,300 square feet is approximately $13,347 per year. The Company does not occupy this space and it hopes to sublet this space in the near future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The Company has a total of 2,083,158 shares of Common Stock issued and outstanding. The following table sets forth information regarding beneficial ownership of Common Stock of the Company and options to purchase Common Stock that are currently exercisable or exercisable within sixty days of the date of this Registration Statement held by (i) each person or group of persons known by the Company to own beneficially five percent (5%) or more of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Executive Compensation Table and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, the shareholders listed below have sole voting and investment power with respect to the shares reported as beneficially owned.

                                        AMOUNT AND NATURE OF
NAME AND ADDRESS OF BENEFICIAL OWNER    BENEFICIAL OWNERSHIP    PERCENT OF CLASS
------------------------------------    -------------------     ----------------
Philip L. Becker....................           950,000                38.03%
5335 Sterling Drive, Suite C
Boulder, CO  80301
Daryl Yurek(1)(4)...................           413,879                16.57%
1113 Spruce Street
Boulder, CO 80302
W. Terrance Schreier(2)(4)..........           216,939                 8.69%
1942 Broadway, Suite 303
Boulder, CO  80302
Gene R. Copeland(3)(4)..............           196,940                 7.88%
1942 Broadway, Suite 303
Boulder, CO  80302
Directors and Executive Officers....         1,146,940                45.92%
as a group



(1)Includes 106,579 shares of Common Stock and options to purchase up to 207,300 shares of Common Stock of the Company within 60 days held by Pantheon Capital Ltd. The options expire on the earlier of February 1, 1999 or one year and 15 days after the date of the Canadian Offering. Excludes 177,950 shares that may be issued to Pantheon Capital Ltd., at the discretion of the Company, as payment for amounts outstanding under three promissory notes issued by the Company, each of which notes is payable on the earlier of January 2, 1999 or 30 days after the date of the Canadian Offering. Pantheon Capital Ltd. is controlled by Mr. Yurek and he may be deemed to be the beneficial owner of all shares and options held in the name of Pantheon Capital Ltd. Includes 100,000 shares beneficially owned by Mr. Yurek and held in the name of the Daryl F. Yurek Self Employed Pension of which Smith Barney Inc. is custodian.

(2)Includes 113,289 shares of Common Stock and options to purchase up to 103,650 shares of Common Stock of the Company within 60 days held by Transition Partners, Ltd. The options expire on the earlier of February 1, 1999 or one year and 15 days after the date of the Canadian Offering. Excludes 87,976 shares of Common stock that may be issued to Transition Partners, Ltd., at the discretion of the Company, as payment for amounts outstanding under three promissory notes issued by the Company, each of which notes is payable on the earlier of January 2, 1999 or 30 days after the date of the Offering. Transition Partners, Ltd. is controlled by Mr. Schreier and he may be deemed to be the beneficial owner of all shares and options held in the name of Transition Partners, Ltd.

(3)Includes 93,290 shares of Common Stock and options to purchase 103,650 shares of Common Stock of the Company within 60 days held by the Copeland Consulting Group, Inc. The options expire on the earlier of February 1, 1999 or one year and 15 days after the date of the Canadian Offering. Excludes 87,976 shares of Common Stock that may be issued to Copeland Consulting Group, Inc. at the discretion of the Company, as payment for amounts outstanding under three promissory notes issued by the Company, each of which notes is payable on the earlier of January 2, 1999 or 30 days after the date of the Offering. Copeland Consulting Group, Inc. is controlled by Mr. Copeland and he may be deemed to be the beneficial owner of all shares and options held in the name of Copeland Consulting Group, Inc.

(4)Pursuant to an agreement among Pantheon Capital, Ltd., Transition Partners Ltd. and Copeland Consulting Group, Inc., those three consultants to the Company share in all compensation or rights, including promissory notes and options, as follows: 50% to Pantheon Capital and 25% to each of Transition Partners and to Copeland Consulting. The promissory notes referenced above are for an aggregate principal amount of $355,903 of which two notes for an aggregate of $116,000 were issued by the Company as compensation for services and the remaining $239,903 was originally issued to Philip L. Becker to represent cash loaned to the Company. The latter note was sold by Mr. Becker to Pantheon Capital.

ITEM 5.  DIRECTORS AND  EXECUTIVE OFFICERS PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

      The following is a list of the current directors and senior officers of the Company, their addresses, current positions with the Company and principal occupations during the past five years:

NAME AND ADDRESS                                             PRINCIPAL OCCUPATION FOR PREVIOUS FIVE YEARS
-------------------------------------------------- -----------------------------------------------------------------
PHILIP L. BECKER(1)                                Mr. Becker, age 51, Chairman, Chief Technology Officer  and
Chairman, Chief Executive Officer and Chief        Chief Executive Officer of the Company since September 1997;
Technology Officer and Director                    President of the Company from July 1985 to September, 1997;
                                                   Director of the Company from 1984 to present.

GENE R. COPELAND(1)                                Mr. Copeland, age 54; Managing Director of Transition Partners,
Director                                           Ltd. from August 1996 to present; President of Copeland
                                                   Consulting Group, Inc. from January 1990 to August 1996;
                                                   President of InfoNow Corp. from October 1994 to June
                                                   1995; Chief Operating Officer of Amrion Corporation from
                                                   February 1992 to September 1993; Director of InfoNow
                                                   Corp. from September 1994 to present.

KENT NUZUM(1)                                      Mr. Nuzum, age 31, Associate with Opus Capital, Inc. from
Secretary, Acting Chief Financial Officer and      January 1997 to present; Assistant Vice-President, Commercial
Director                                           Loans for Bank One, Colorado from August 1990 to January
                                                   1997.

JASON ROLLINGS(1)                                  Mr. Rollings, age 36, was employed with Hi-Tech
Vice President - Operations                        Manufacturing as Director of Manufacturing from April 1995 to
                                                   November 1997; Director of Technology Inc. from September
                                                   1988 to March 1995; and Manufacturing  Operations Manager for
                                                   Century Data Inc. from September 1983 to August 1988.

------------------------------

(1)    Address: 5335 Sterling Drive, Suite C, Boulder, Colorado 80301.

ELECTION OF DIRECTORS

      The directors of the Company were elected by the shareholders at a special meeting on September 2, 1997 and will hold office until the next annual meeting at which time they may be re-elected or replaced.

      The Articles of Incorporation of the Company permit the directors to appoint new directors to fill any vacancies that may occur on the board. Individuals appointed as directors to fill vacancies on the board or added as additional directors hold office like any other director until the next annual shareholder meeting at which time they may be re-elected or replaced. The directors may also add additional directors to the board between successive annual meetings.

ITEM 6.  EXECUTIVE COMPENSATION

PHILIP L. BECKER EMPLOYMENT AGREEMENT

      On September 2, 1997 the Company and Philip L. Becker, the founder, Chairman, Chief Technology Officer, Chief Executive Officer and a director of the Company, entered into an employment agreement (the "Becker Agreement") which extends for a thirty six month period commencing on September 1, 1997. Under the terms of the Becker Agreement the Company will pay to Mr. Becker the sum of $8,333 per month until the completion of the Offering and thereafter the sum of $10,000 per month plus incentive stock options to acquire 200,000 Common Shares at a price of $1.00 for a period of five years from the date of the Canadian Offering. The option will vest over a 36 month period. No options will be exercisable initially, but 7/36 of the options will vest seven months after the date of the Canadian Offering and 1/36 of the options will vest on the first day of each month thereafter.

      The Becker Agreement also provides that Philip Becker shall be eligible to receive a quarterly performance bonus equal to 10% of the Company's earnings net of adjustments for interest and taxes. In the event that the bonus exceeds 50% of Mr. Becker's gross annual salary, the bonus will be capped at the amount of Mr. Becker's salary for the quarter.

      The Becker Agreement incorporates a non-competition agreement which extends for 12 months after the termination of Philip Becker's employment with the Company and confidentiality provisions which extend for five years following the termination of Becker's employment with the Company. The Becker Agreement may be terminated by either the Company or Mr. Becker on 30 days notice without cause. If Mr. Becker's employment is terminated by the Company without cause, the Company must pay Mr. Becker one month's salary for each year of employment since 1992.

SEVERANCE AGREEMENT

      Wayne Farlow was Chief Executive Officer of the Company from September 2, 1997 to November 11, 1997. On December 19, 1997 the Company and Wayne Farlow entered into a Severance Agreement and a Mutual Release (the "Severance Agreement") pursuant to which the Company and Mr. Farlow agreed to Mr. Farlow's resignation as an officer and director effective November 7, 1997 and that the Company would pay to Mr. Farlow $10,000 per month through March 7, 1998, payable in equal semi-monthly instalments, together with the sum of $1,875 upon execution of the Severance Agreement in lieu of accrued vacation.

      The Company also agreed to allow Wayne Farlow to continue to participate in the Company's health insurance program, with premiums paid by the Company, until March 1998. The Company has also agreed to sell and Mr. Farlow has agreed to purchase 60,000 shares of Common Stock of the Company at a price of $0.50 per share, to be paid by cash ($600) with the balance secured by a non-recourse promissory note, payable to the Company and due September 5, 1999.

                          EXECUTIVE COMPENSATION TABLE


                                                                             LONG TERM COMPENSATION
                                                                   -------------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS               PAYOUTS
                             ------------------------------------- ---------------------------- --------------
                                                                                    SECURITIES
    NAME AND      YEAR ENDED                                          RESTRICTED    UNDERLYING
    PRINCIPAL      DECEMBER                        OTHER ANNUAL         STOCK        OPTIONS/        LTIP         ALL OTHER
    POSITION         31,     SALARY($)  BONUS($)  COMPENSATION($)    AWARDS(S)($)    SARS(#)     PAYMENTS($)   COMPENSATION($)

PHILIP L. BECKER,   1996        60,000    --           --                --            --            --             --
Chief Executive     1995        45,000    --           --                --            --            --             --
Officer             1994       100,000    --           --                --            --            --             --

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

      Prior to the adoption of the Equity Compensation Plan described below, no stock options were ever granted to or exercised by executive officers of the Company.

      In August 1997, the Board of Directors and shareholder of the Company adopted an Equity Compensation Plan (the "Plan") which provides for incentive stock options and non-statutory options to be granted to officers, employees, directors and consultants to the Company. Options, to purchase up to 820,000 shares of the Company's Common Stock may be granted under the Plan. Terms of exercise and expiration of Options granted under the Plan may be established in the discretion of an Administrative Committee appointed to administer the Plan or by the Board of Directors if no Committee is appointed, but no option may be exercisable for more than ten (10) years. Grants of restricted stock and supplemental bonuses may also be granted under the Plan.

      In the fiscal year ending December 31, 1997, stock options to purchase 200,000 shares of the Company's Common Stock were issued to Philip Becker pursuant to the Becker Agreement. In addition, options to purchase 60,000 shares of the Company were granted to Wayne Farlow, and pursuant to the Severance Agreement, he has agreed to purchase such shares.

DIRECTOR COMPENSATION

      The directors of the Company are not currently compensated for serving as directors. As set forth above, Mr. Becker receives compensation as an officer and Kent Nuzum and Gene Copeland have each received compensation for services as consultants to the Company.

ITEM 7CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The Company has entered into transactions with its officers and directors, and with principal shareholders listed in Item 4 or affiliated entities as described below.

EMPLOYMENT AGREEMENT - PHILIP BECKER

      On September 2, 1997 the Company and Philip Becker ("Becker"), the Chairman, Chief Technical Officer, Chief Executive Officer and a director of the Company, entered into an employment agreement (the "Becker Agreement") which extends for a thirty six month period commencing on September 1, 1997. Under the terms of the Becker Agreement the Company will pay to Becker the sum of $8,333 per month until the completion of the Canadian Offering and thereafter the sum of $10,000 per month plus incentive stock options to acquire 200,000 shares of Common Stock at a price of $1.00 per share for a period of five years from the date of the Canadian Offering. The option will vest over a 36 month period. No options will be exercisable initially, but 7/36 of the options will vest seven months after the date of the Canadian Offering and 1/36 of the options will vest on the first day of each month thereafter.

      The Becker Agreement also provides that Becker shall be eligible to receive a quarterly performance bonus equal to 10% of the Company's earnings net of adjustments for interest and taxes. In the event that the bonus exceeds 50% of Becker's gross annual salary, the bonus will be capped at the amount of Mr. Becker's salary for the quarter.

      The Becker Agreement includes non-competition and confidentiality provisions which extend for 12 months and five years following the termination of Becker's employment with the Company, respectively. The Becker Agreement may be terminated by either the Company or Becker on 30 days notice without cause. If his employment is terminated by the Company without cause, the Company must pay Becker one month's salary for each year of employment since 1992.

CONSULTING AGREEMENTS

      On September 2, 1997, the Company and Kent Nuzum ("Nuzum"), the Secretary, Interim Chief Financial Officer and a director of the Company, entered into a consulting and non-competition agreement (the "Nuzum

Agreement") which extends for an eleven month period ending July 31, 1998. Under the terms of the Nuzum Agreement, Nuzum will provide certain consulting services related to the management of the regulatory issues associated with the listing of the Company's common shares with various stock exchanges in Canada and the United States. As payment for his consulting services Nuzum shall receive the sum of $3,500 per month (the "Consulting Fee") plus Nuzum's reasonable out-of-pocket expenses. In consideration of the Consulting Fee Nuzum agrees not to disclose any confidential information relating to the Company for a period of twelve months following termination of the Nuzum Agreement.

      The Company and Transition Partners, Ltd. ("TPL"), a Colorado corporation with its principal place of business at 1942 Broadway, Suite 303, Boulder, Colorado, U.S.A. 80302, entered into a letter consulting agreement (the "TPL Agreement") on October 14, 1996, which was subsequently modified and extended on May 6, 1997 and August 22, 1997. Under the terms of the TPL Agreement, as amended, TPL provides certain consulting and advisory services related to general corporate development, strategic planning and capital formation of the Company. As payment for its consulting services TPL received a lump-sum payment of $20,500, in addition to the $36,000 in fees received during the period October 1996 to March 1997, and two promissory notes in the amounts of $41,000 and $75,000 respectively. Each of the promissory notes bears no interest until due, and thereafter bears interest at the rate of 12% per annum, is due the later of March 31, 1998 or the date of the Canadian Offering and may, at the option of the Company, be satisfied by issuance of common shares of the Company valued at the price of common shares issued under the Canadian Offering. The TPL Agreement will terminate on May 21, 1998. [Copeland Consulting Group, Inc. is a participant in TPL, and pursuant to an agreement is entitled to one-half of all compensation secured from the Company.]

      On August 22 ,1997 the Company and Pantheon Capital Ltd. ("Pantheon") entered into a consulting and non-competition agreement (the "Pantheon Agreement") which extends until May 21, 1998. Under the terms of the Pantheon Agreement, as amended November 11, 1997, Pantheon provides certain consulting services relating to a proposed interim private financing of up to $410,000 and to the Canadian Offering. In consideration of its consulting services Pantheon shall be entitled to options to acquire 264,600 shares of Common Stock of the Company at $1.00 per share, expiring on the later of February 1, 1997 and the day which is one year and fifteen days after the date of the Canadian Offering. Pantheon is entitled to pay for the Common Shares on the exercise of the option by granting a non-interest bearing 12-month promissory note to the Company. Pantheon has agreed not to disclose confidential information of the Company for a period of five years following the termination of the agreement.

      Pantheon and TPL are acting jointly in providing consulting services to the Company, and have agreed to share equally in all compensation or value received from eSoft.

SEVERANCE AGREEMENT

      On December 19, 1997 the Company and Wayne Farlow, the President of the Company from September 2 to November 11, 1997 entered into the Severance Agreement discussed in Item 6.

ITEM 8DESCRIPTION OF SECURITIES

      Upon completion of its reincorporation in Delaware the Company will be authorized to issue 50,000,000 shares of Common Stock, $.01 par value. The holders of Common Stock are entitled to vote at all meeting of shareholders, to receive dividends if, as and when declared by the board of directors, and to participate ratably in any distribution of property or assets on the liquidation, winding up or other dissolution of the Company. The shares have no preemptive or conversion rights. As of the date of this Registration Statement, 2,083,158 shares are issued and outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

COMMON STOCK

      Prior to the effective time of this Registration Statement, there has been no established public market for the Company's Common Stock. Soon after the effectiveness of this Registration Statement, the Company expects to complete its initial public offering of Common Stock in British Columbia, Canada. The price to the public in the Offering is expected to be $1.00 per share. Upon completion of the Offering, the Common Stock of the Company will be listed on the Vancouver Stock Exchange and such exchange will be the primary market for the Common Stock.

      Currently, the Company has 2,083,158 shares of Common Stock issued and outstanding, all of which are "restricted securities" under Rule 144 of the Securities Act of 1933, as amended (the "Act"). As of the date of this Registration Statement, only the 950,000 shares held by Philip Becker have been held for the two-year period under Rule 144. The remaining shares will satisfy the Rule 144 one-year and two year (as the case may be) holding period on September 4, 1998 and 1999, respectively. The Company intends to file a registration statement under the Securities Act of 1933 on Form SB-2 to register shares of Common Stock held by certain of the present shareholders.

       If all 1,750,000 shares of Common Stock are sold in the Canadian Offering, 75,000 shares of Common Stock are issued to the Agent as compensation for underwriting the Offering, 60,000 shares are sold to Wayne Farlow pursuant to the Severance Agreement and 355,903 shares are issued upon conversion of promissory notes issued by the Company, there will be 4,324,061 shares issued and outstanding. Of such shares, 1,825,000 shares sold in the Offering will be freely tradable in Canada and such shares will be subject to Regulation S under the Act.

STOCK OPTIONS AND WARRANTS

      As of the date of this Registration Statement, options to purchase 200,000 shares have been granted under the Company's Equity Compensation Plan (the "Option Plan"), none of which are currently exercisable. In addition, the Company has granted options to consultants to purchase an aggregate of 355,903 shares of Common Stock. All such options are exercisable at a stated price of $1.00 per share at the price at which shares are offered to the public in the Canadian Offering which is expected to be $1.00 per share.


      The Company has granted to the Agent an option exercisable for a period of 60 days from the date of the Canadian Offering to solicit and accept additional subscriptions up to an aggregate of 262,500 shares of Common Stock to cover over-allotments, if any, in the Offering.

      The Company has agreed to grant the Agent for the Offering a non-transferable warrant (the "Agent's Warrant") to acquire up to 250,000 shares of Common Stock. The Agent's Warrant will be exercisable at the price to the public in the Offering, expected to be $1.00 per share, provided that it is exercised within one year, and thereafter will be exercisable at an expected price of $1.15 per share.

HOLDERS

      There are approximately 27 holders of Common Stock of the Company.

DIVIDENDS

      The Company intends, for the foreseeable future to retain all earnings, if any, for the development of its business opportunities. The payment of future dividends will be at the discretion of the Company's board of directors and will depend upon, among other things, future earnings, capital requirements, the Company's financial condition and general business conditions.

ITEM 2.  LEGAL PROCEEDINGS

      The Company is not involved in any material legal proceedings.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

PRIVATE PLACEMENT TRANSACTION

      On September 4, 1997 the Company sold in a private placement transaction 820,000 shares of Common Stock to 25 investors, 14 of which were Canadian investors, one of which was a Bahamian investor and one of which investor was from Bermuda. The Company believes this sale was exempt from the registration requirements of Section 5 of the Act by virtue of the exemptions provided by Regulation D under the Act and Regulation S of the Act.


CONVERTIBLE PROMISSORY NOTES

      The Company issued to Transition Partners, Ltd. an $18,750 promissory note and a $10,250 promissory note, each payable on the earlier of January 2, 1999 or 30 days after the date of the Canadian Offering. The promissory notes are payable at the option of the Company by issuance of such number of shares of Common Stock, priced at the offering price to the public in the Canadian Offering, that in the aggregate equals the amount outstanding under the promissory note.

      The Company issued to Copeland Consulting Group, Inc. an $18,750 promissory note and a $10,250 promissory note, each payable on the earlier of January 2, 1999 or 30 days after the date of the Canadian Offering. The promissory notes are payable, at the option of the Company by issuance of such number of shares of Common Stock, priced at the offering price to the public in the Canadian Offering, that in the aggregate equals the amount outstanding under the promissory note.

      The Company issued to Pantheon Capital Ltd. a $37,500 promissory note and a $20,500 promissory note, each payable on the earlier of January 2, 1999 or 30 days after the date of the Canadian Offering. The promissory notes are payable, at the option of the Company by issuance of such number of shares of Common Stock, priced at the offering price to the public in the Canadian Offering, that in the aggregate equals the amount outstanding under the promissory note.

      The Company believes that the issuance of the promissory notes is exempt from the registration requirements of Section 5 of the Act by virtue of the exemption contained in Section 4(2) of the Act.

SEVERANCE AGREEMENT

      Pursuant to the Severance Agreement, the Company has agreed to sell to Wayne Farlow 60,000 shares of Common Stock of the Company at a price of $0.50 per share, the par value of which is to be paid in cash ($600) with the balance to be paid by a non-recourse promissory note payable to the Company and due September 5, 1999.

ITEM 5.  INDEMNIFICATION OF DIRECTORS

      Although the Company is currently incorporated in the state of Colorado, the Company proposes to merge with a newly incorporated Delaware corporation to effect reincorporation in the state of Delaware prior to the effective date of this registration statement. Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting corporations organized thereunder to indemnify directors, officers and other representatives from liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation, against liabilities arising in any such action, suit or proceeding, expenses incurred in connection therewith, and against certain other liabilities.

      Article 8 of the Certificate of Incorporation of the Delaware corporation described above provides that, to the furthest extent permitted by applicable law in effect from time to time, no director of the Company shall have any personal liability for monetary damages to the Company or its shareholders for breach of his fiduciary duty as a director, except that indemnity is not provided to a director whose conduct involves (i) a breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) unlawful distributions as defined in Section 174 of the Delaware General Corporation Law any transaction from which the director derived an improper personal benefit.

      Article 9 of the Certificate of Incorporation and the bylaws of the Company will provide similar indemnification provisions as that provided by
Section 145 of the General Corporation Law of the state of Delaware. The Company will also indemnify any person who is serving or has served the Company as an officer to the same extent as a director.

                                                           eSOFT, INCORPORATED
                                                                      CONTENTS


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                           3

BALANCE SHEETS AT SEPTEMBER 30, 1997 (UNAUDITED)
      AND DECEMBER 31, 1996                                              4 - 5

STATEMENTS OF OPERATIONS FOR THE NINE MONTH PERIODS ENDED
      SEPTEMBER 30, 1997 (UNAUDITED) AND 1996 (UNAUDITED)
      AND FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995                     6

STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE NINE MONTH
      PERIOD ENDED SEPTEMBER 30, 1997 (UNAUDITED),
      AND THE YEARS ENDED DECEMBER 31, 1996 AND 1995                         7

STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS
      ENDED SEPTEMBER 30, 1997 (UNAUDITED), AND 1996
      (UNAUDITED), AND FOR THE YEARS
      ENDED DECEMBER 31, 1996 AND 1995                                   8 - 9

SUMMARY OF ACCOUNTING POLICIES                                         10 - 14

NOTES TO FINANCIAL STATEMENTS                                          15 - 20

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
eSoft, Incorporated
Aurora, Colorado

We have audited the accompanying balance sheet of eSoft, Incorporated as of December 31, 1996 and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eSoft, Incorporated at December 31, 1996 and the results of its operations and its cash flows for each of the two years ended December 31, 1996 in conformity with generally accepted accounting principles.



                                        /s/BDO Seidman, LLP
Denver, Colorado                        --------------------------------------
November 26, 1997
                                                           eSOFT, INCORPORATED
                                                                BALANCE SHEETS


                                                 SEPTEMBER 30,     December 31,
                                                     1997               1996
--------------------------------------------------------------------------------
                                                 (unaudited)

ASSETS

CURRENT:
  Cash and cash equivalents                      $    374,398      $   20,750

  Accounts receivable                                  71,120          34,665

  Inventories                                          75,973          58,659

  Prepaid expenses and other                          127,595           2,561
--------------------------------------------------------------------------------

Total current assets                                  649,086         116,635
--------------------------------------------------------------------------------


PROPERTY AND EQUIPMENT:
  Computer equipment                                  126,275         125,025
  Furniture and equipment                             137,848         135,821
--------------------------------------------------------------------------------
                                                      264,123         260,846

  Less accumulated depreciation                       150,570         122,895
--------------------------------------------------------------------------------
Net property and equipment                            113,553         137,951

OTHER ASSETS:
  Capitalized software development costs
   net of accumulated amortization of
   $121,369 and $35,761                               646,227         534,957
  Deferred offering costs                              45,484               -
--------------------------------------------------------------------------------

Total other assets                                    691,711         534,957
--------------------------------------------------------------------------------

                                                 $  1,454,350      $  789,543
================================================================================

See accompanying summary of accounting policies and notes to financial statements.

                                                           eSOFT, INCORPORATED
                                                                BALANCE SHEETS


                                                 SEPTEMBER 30,     December 31,
                                                     1997              1996
--------------------------------------------------------------------------------
                                                 (unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable to a bank                        $     80,826      $        -
  Accounts payable and accrued expenses                83,878          29,728

  Deferred revenue                                     13,236          57,970
  Customer deposits                                    42,788           6,034
  Notes payable, related party - current               20,000               -
--------------------------------------------------------------------------------

Total current liabilities                             240,728          93,732

Deferred tax liability                                241,042               -
Convertible notes payable -
 related parties                                      355,903         239,903
--------------------------------------------------------------------------------

Total liabilities                                     837,673         333,635
--------------------------------------------------------------------------------

COMMITMENTS

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 3,000,000 shares
   authorized, no shares issued and outstanding             -               -
  Common stock, no par value, 50,000,000 shares
   authorized, 2,083,158, 1,263,158
   shares issued and outstanding                      827,959         480,605
Accumulated deficit                                  (211,282)        (24,697)
--------------------------------------------------------------------------------

Total stockholders' equity                            616,677         455,908
--------------------------------------------------------------------------------

                                                 $  1,454,350      $  789,543
================================================================================

See accompanying summary of accounting policies and notes to financial statements.

                                                             eSOFT, INCORPORATED
                                                        STATEMENTS OF OPERATIONS


                                              Nine month
                                             periods ended                 Years ended
                                             September 30,                December 31,
                                          1997          1996           1996         1995
-------------------------------------------------------------------------------------------
                                      (unaudited)   (unaudited)

REVENUES                             $   787,794    $ 1,136,003   $ 1,405,761   $ 2,017,252
-------------------------------------------------------------------------------------------

COSTS AND EXPENSES:
        Cost of revenue                  240,083        489,823       598,736       700,219

        Research and development            --             --            --         253,290

        Selling, general and
         administrative                  471,247        514,635       631,124       970,779
        Interest expense                  23,922         17,297        23,914        14,967

        Loss on disposal of assets          --             --          27,739           383
        Other                             (1,915)          --           4,899        (2,758)
-------------------------------------------------------------------------------------------

Total costs and expenses                 733,337      1,021,755     1,286,412     1,936,880
-------------------------------------------------------------------------------------------

Income before income taxes                54,457        114,248       119,349        80,372
-------------------------------------------------------------------------------------------

Income tax expense                      (241,042)          --            --            --
-------------------------------------------------------------------------------------------

NET INCOME (LOSS)                    $  (186,585)   $   114,248   $   119,349   $    80,372
===========================================================================================

Income (loss) per common share       $      (.14)   $       .12   $       .11   $       .09
===========================================================================================

Weighted-average number of
        common shares outstanding      1,338,250        921,704     1,102,253       921,704
===========================================================================================

See accompanying summary of accounting policies and notes to financial statements.

                                                             eSOFT, INCORPORATED
                                              STATEMENTS OF STOCKHOLDERS' EQUITY


                                                    Common Stock                     Total
                                                ------------------   Accumulated  Stockholders'
                                                Shares      Amount      Deficit      Equity
----------------------------------------------------------------------------------------------

BALANCE, January 1, 1995                        921,704    $350,050   $(224,418)    $125,632

        Net income for the year                    --          --        80,372       80,372
----------------------------------------------------------------------------------------------

BALANCE, December 31, 1995                      921,704     350,050    (144,046)     206,004
        Debt exchange for
        common stock                            341,454     130,555        --        130,555

        Net income for the year                    --          --       119,349      119,349
----------------------------------------------------------------------------------------------

BALANCE, December 31, 1996                    1,263,158     480,605     (24,697)     455,908

Issuance of common stock
        pursuant to private place-
        ment, net of issuance costs
        of $62,646 (unaudited)                  820,000     347,354        --        347,354

        Net loss for the period (unaudited)        --          --      (186,585)    (186,585)
----------------------------------------------------------------------------------------------

BALANCE, September 30, 1997 (unaudited)       2,083,158   $ 827,959   $(211,282)   $ 616,677
==============================================================================================

See accompanying summary of accounting policies and notes to financial statements.

                                                             eSOFT, INCORPORATED
                                                        STATEMENTS OF CASH FLOWS


                                                        Nine month
                                                       periods ended              Years ended
                                                       September 30,              December 31,
                                                 ----------------------    ----------------------
                                                     1997       1996           1996         1995
-------------------------------------------------------------------------------------------------
                                                 (unaudited) (unaudited)

OPERATING ACTIVITIES:
        Net income (loss)                        $(186,585)   $ 114,248    $ 119,349    $  80,372
        Adjustments to reconcile net
         income (loss) to net cash provided by
         operating activities:
          Depreciation and amortization            113,283       54,034       79,637       40,796
          Loss on disposal of capital
           assets                                     --           --         27,739          383
          Deferred tax expense                     241,042         --           --           --
          Changes in operating assets
           and liabilities:
           Accounts receivable                     (36,455)     (11,879)      12,173       (7,650)
           Inventories                             (17,314)      28,273       37,734      (24,764)
           Other current assets                    (54,518)      18,749       18,949        1,451
           Accounts payable and accrued
            expenses                                54,150      (60,633)     (58,667)      37,652
           Customer deposits                         7,202      (24,392)     (35,122)     (79,539)
           Deferred revenue                        (15,182)      56,106       57,970         --
-------------------------------------------------------------------------------------------------

Net cash provided by operating
 activities                                        105,623      174,506      259,762       48,701
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
        Purchase of property and
         equipment                                  (3,277)     (17,542)     (19,041)     (36,522)
        Additions to capitalized
         software                                 (196,878)    (355,015)    (440,237)    (130,481)
-------------------------------------------------------------------------------------------------

Net cash used in investing
        activities                                (200,155)    (372,557)    (459,278)    (167,003)
-------------------------------------------------------------------------------------------------

                                                             eSOFT, INCORPORATED
                                                        STATEMENTS OF CASH FLOWS
                                                                     (CONTINUED)

                                                   Nine month
                                                  periods ended              Years ended
                                                  September 30,              December 31,
                                            -----------------------      -------------------
                                               1997         1996          1996        1995
--------------------------------------------------------------------------------------------
                                            (unaudited)  (unaudited)

FINANCING ACTIVITIES:
        Proceeds from issuance
         of common stock - net                347,354         --           --           --
        Proceeds from borrowings              100,000         --           --           --
        Payments on debt                      (19,174)        --           --           --
        Proceeds from related
         party borrowings                      20,000      208,042      208,550      111,598
        Payments on related party
         notes payable                           --        (36,386)     (36,386)     (38,304)
--------------------------------------------------------------------------------------------

Net cash provided by financing activities     448,180      171,656      172,164       73,294
--------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                             353,648      (26,395)     (27,352)     (45,008)

CASH AND CASH EQUIVALENTS,
 beginning of period                           20,750       48,102       48,102       93,110
--------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
 end of period                              $ 374,398    $  21,707    $  20,750    $  48,102
============================================================================================

See accompanying summary of accounting policies and notes to financial statements.

                                                             eSOFT, INCORPORATED
                                                  SUMMARY OF ACCOUNTING POLICIES

BUSINESS eSoft, Incorporated (the "Company" or "eSoft"), a Colorado corporation, develops and markets internet connectivity solutions. The Company has developed software, which is integrated with a hardware component, that allows local area networks to connect with the internet. The software also contains full access control for its remote access features. The Company also resells related connectivity accessories. The Company previously had developed and sold software for the bulletin board market.

                     Prior to June 30, 1996, eSoft and Philip L. Becker, Ltd. ("PLB") operated as a combined entity due to common ownership. eSoft, an S-corporation, acted as the general partner of PLB, a limited partnership. eSoft, as general partner, owned 10% of the partnership while the sole stockholder of eSoft owned the other 90% individually. PLB was dissolved on June 30, 1996 and the assets were contributed to the Company in exchange for common stock.

                     The contribution of assets was accounted for in a manner similar to a pooling-of-interests (the assets, liabilities and partnership capital were contributed at book values) and, accordingly, the Company's financial statements have been presented to include the results of operations as though the contribution of assets occurred as of January 1, 1995.

CONCENTRATIONS OF    The Company's financial instruments that are exposed
CREDIT RISK          to concentrations of credit risk consist primarily
                     of cash and cash equivalent balances in excess of the insurance provided by governmental insurance authorities.
                     The Company's cash and cash equivalents are placed with financial institutions and are primarily invested in money market investments.

USE OF               The preparation of financial statements in conformity with
ESTIMATES            generally accepted accounting principles requires
                     management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

                                                             eSOFT, INCORPORATED
                                                  SUMMARY OF ACCOUNTING POLICIES

FAIR VALUE OF        Unless otherwise specified, the Company believes the book
FINANCIAL            value of financial instruments approximates their fair
INSTRUMENTS          value.

INVENTORIES          Inventories, consisting of purchased goods, are valued at
                     the lower of cost (first-in, first-out) or market.

PROPERTY AND         Property and equipment are stated at cost. Depreciation is
EQUIPMENT            computed using straight-line methods over the estimated
                     useful lives (generally five years) of the assets.

CAPITALIZED          Costs incurred internally in creating software
SOFTWARE COSTS       products for resale are charged to expense until
                     technological feasibility has been established upon completion of a detail program design. Thereafter, all software development costs are capitalized until the point that the product is ready for sale and subsequently reported at the lower of amortized cost or net realizable value.

                     In accordance with Statement of Financial Accounting Standard No. 86, the Company recognizes the greater amount of annual amortization of capitalized software costs under
                     1) the ratio of current year revenues by product, to the product's total estimated revenues method or 2) over the products estimated economic useful life by the straight-line method.

REVENUE              Revenue from licensing of software products is recognized
RECOGNITION          upon shipment. Revenue from support and update service
                     agreements is deferred at the time the agreement is executed and recognized ratably over the contractual period. The Company recognizes revenues from customer training and consulting services when such services are provided. All costs associated with licensing of software products, support and update services, and training and consulting services are expensed as incurred.

INCOME TAXES         The Company with consent of its stockholder, through
                     September 4, 1997, elected under the Internal Revenue Code to be an S-corporation. Subsequent to September 4, 1997, the Company is taxed as a C-corporation. Philip L.
                     Becker, Ltd. elected to be taxed as a partnership.

                                                             eSOFT, INCORPORATED
                                                  SUMMARY OF ACCOUNTING POLICIES


                     In lieu of corporation income taxes, the stockholder and partners were taxed on their proportional share of the Company's or partnership's taxable income. Therefore through September 4, 1997, no provision for income taxes has been made in the accompanying financial statements.

                     The Company follows the provisions of Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes ("SFAS No. 109"), which requires use of the "liability method." Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the differences are expected to reverse. The provisions of SFAS No. 109 did not have an impact until after September 4, 1997.

CASH EQUIVALENTS     The Company considers cash and all highly liquid
                     investments purchased with an original maturity of three months or less to be cash equivalents.

LONG-TERM            The Company applies SFAS No. 121, "Accounting for the
ASSETS               Impairment of Long-Lived Assets". Under SFAS No. 121,
                     long-lived assets and certain intangibles are reported at the lower of the carrying amount or their estimated recoverable amounts.

NET INCOME (LOSS)    Net income (loss) per common and common equivalent
PER SHARE            share is based on the weighted average number of shares
                     outstanding during each period presented. Options to purchase stock are included as common stock equivalents, when dilutive. Primary and fully diluted earnings are the same for all periods presented.

STOCK OPTION PLANS   The Company applies Accounting Principles Board
                     Opinion 25, "Accounting for Stock Issued to Employees,"
                     (APB Opinion 25) and related Interpretations in accounting for all stock option plans. Under APB Opinion
                     25, no compensation cost has been recognized for stock options granted as the option price equals or exceeds the market price of the underlying common stock on the date of grant.

                                                             eSOFT, INCORPORATED
                                                  SUMMARY OF ACCOUNTING POLICIES


                     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123.

DEFERRED OFFERING    Costs incurred in connection with the Company's anticipated
COSTS                public offering are deferred and will be charged against
                     stockholders' equity upon the successful completion of the offering or charged to expense if the offering is not consummated.

NEW ACCOUNTING       The Financial Accounting Standards Board (FASB) has issued
PRONOUNCEMENTS       Statement of Financial Accounting Standards No. 128,
                     "Earnings Per Share" (SFAS No. 128). This pronouncement provides a different method of calculating earnings per share than is currently used in accordance with Accounting
                     Board Opinion No. 15, "Earnings Per Share". SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The Company will adopt
                     SFAS No. 128 in 1998 and its implementation is not expected to have a material effect on the consolidated financial statements.

                     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

                                                             eSOFT, INCORPORATED
                                                  SUMMARY OF ACCOUNTING POLICIES


                     Also, in June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No.14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

                     SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standards, management has been unable to fully evaluate the impact, if any, the standards may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

                    In October 1997, Statement of Position 97-2, Software Revenue Recognition (SOP 97-2) was issued. The SOP provides guidance on when revenue should be recognized and in what amounts licensing, selling, leasing, or otherwise marketing computer software. SOP 97-2 is effective for transactions entered into in fiscal years after December 15, 1997. Because of the recent issuance of the SOP, management has been unable to fully evaluate the impact, if any, the SOP may have on future financial statement disclosure.

UNAUDITED PERIODS   The Financial information with respect to the nine months
                    ended September 30, 1997 and 1996 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the results for such period. The results of operations for interim periods are not necessarily indicative of the results of operations for the full fiscal year.

                                                             eSOFT, INCORPORATED
                                                   NOTES TO FINANCIAL STATEMENTS


1. CONVERTIBLE      At December 31, 1994, the Company entered into an
   NOTES            unsecured note agreement with the initial
   PAYABLE -        stockholder in the amount of $125,000 with
   RELATED          interest at 9% per annum, maturing December 31,
   PARTIES          1997.

                    The Company through December 31, 1995 borrowed an additional $111,598 from the stockholder under various unsecured demand note agreements with interest at 7% per annum.

                    On June 21, 1996, the stockholder converted in a noncash transaction $130,555 of the above notes into 341,454 shares of common stock. The remaining amounts outstanding and additional advances from the stockholder during 1996 were combined into a $239,903 unsecured demand note payable. The note bears interest at 7% per annum and requires monthly interest payments of $1,399. In October 1997, the note was amended which provides the Company the option to convert the note into equity at the price of the Company's contemplated initial public offering. The note is payable in full on January 2, 1999.

                    The Company has borrowed a total of $20,000 from the stockholder in April and June 1997 (unaudited). The 7% unsecured notes payable are due on demand and require monthly interest payments.

                    The Company entered into an agreement on October 14, 1996 with a business consulting firm to provide services through May 31, 1998 in exchange for convertible notes payable totalling $116,000. The convertible notes payable bear interest at a rate of 12% per annum and are payable on January 2, 1999. The notes are convertible into common stock, at the Company's option, at the price of the Company's contemplated initial public offering.

2. COST OF REVENUE

                                               NINE-MONTH
                                               PERIODS ENDED            Years ended
                                              SEPTEMBER 30,             December 31,
                                          ----------------------  ------------------------
                                              1997        1996         1996        1995
                                          (unaudited) (unaudited)

Inventory, beginning                         58,659    $  96,392    $  96,393    $  71,629
Purchases                                   244,424      459,870      557,785      721,824
Other                                        12,973        1,681        3,217        3,159
Inventory, ending                           (75,973)     (68,120)     (58,659)     (96,393)
---------------------------------------   ---------    ---------    ---------    ---------

Total                                     $ 240,083    $ 489,823    $ 598,736    $ 700,219
=======================================   =========    =========    =========    =========

                                                             eSOFT, INCORPORATED
                                                   NOTES TO FINANCIAL STATEMENTS


3. RESEARCH AND     During the nine month periods ended September 30, 1997 and
   DEVELOPMENT      1996 and the years ended December 31, 1996 and 1995, the
                    Company capitalized $196,878 (unaudited), $355,015
                    (unaudited), $440,237, and $130,481 of software development costs. Amortization expense of capitalized software development costs, included in depreciation and amortization, for the nine months ended September 30, 1997 and 1996 was $85,608 (unaudited) and $22,350 (unaudited) for the years ended December 31, 1996 and 1995 amounted to approximately $35,761, and $0. Research and development costs were $0 (unaudited), $0 (unaudited), $0, $253,290, for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995.

                    Research and development expenditures during the following periods were comprised as follows:



                                        NINE-MONTH
                                       PERIODS ENDED             Years ended
                                       SEPTEMBER 30,             December 31,
                                    --------------------    --------------------
                                      1997        1996        1996        1995
--------------------------------    --------    --------    --------    --------
                                  (unaudited) (unaudited)
Payroll and related costs          $ 151,954   $ 200,134  $  266,845   $ 197,737
Internet and telephone
  expenses                             8,000      26,457      35,276      36,580
Beta testing                            --        36,535      36,535      70,565
Other                                 36,924      91,889     101,581      78,889
--------------------------------    --------    --------    --------    --------

                                     196,878     355,015     440,237     383,771
Less capitalized
  software costs                     196,878     355,015     440,237     130,481

                                    $   --      $   --      $   --      $253,290
================================    ========    ========    ========    ========

4. LEASE            The Company leases certain of its facilities and equipment
   COMMITMENTS      under noncancellable operating lease agreements which expire at various dates through 1998. Rent expense for the nine months ended September 30, 1997 and 1996 was $37,578
                    (unaudited) and $38,198 (unaudited) and for the years ended
                    December 31, 1996 and 1995 was $31,160 and $65,101.

                                                             eSOFT, INCORPORATED
                                                   NOTES TO FINANCIAL STATEMENTS


                    The Company has leased 5,295 square feet of office space in Boulder, Colorado for its new corporate headquarters. The lease commences on November 1, 1997 and with a term through October 31, 2000. The annual lease rate is $58,245.

                    Future minimum lease payments under noncancellable operating leases are as follows:

                    Year ending December 31,
                    --------------------------------------
                    1997                          $ 55,000
                    1998                            73,000
                    1999                            58,000
                    2000                            49,000
                    --------------------------------------
                                                  $235,000
                    ======================================

5. INCOME           As stated in the summary of accounting policies, the Company
   TAXES            had elected to be taxed as an S corporation. In lieu of the corporation income taxes, the stockholders and partners were taxed on their proportional share of the Company's taxable income. The proforma income (loss) per common share if the Company was subject to taxes (federal statutory rate of 34% would be as follows:

                                    NINE-MONTH
                                    PERIODS ENDED                    Years ended
                                    SEPTEMBER 30, September 30,      December 31,
                                    ---------------------------------------------
                                         1997         1996          1996       1995
                                      --------     --------       --------   --------
                                     (unaudited)
              Income before income
              taxes                    $ 54,457     $114,248      $119,349   $ 80,372
              Proforma income taxes
              expense                    19,000       39,000        41,000     27,000
                                       --------     --------      --------   --------

              Proforma net income
              (loss)                   $ 35,457     $ 75,248      $ 78,349   $ 53,372
                                       ========     ========      ========   ========

              Proforma income (loss)   $    .03     $    .08      $    .08   $    .06
              per share
                                       ========     ========      ========   ========

                                                             eSOFT, INCORPORATED
                                                   NOTES TO FINANCIAL STATEMENTS


                    With the change in tax status from an S corporation to a C corporation on September 4, 1997, the Company recorded an expense to recognize a deferred tax liability. The deferred tax liability primarily results from the capitalized software development costs being expensed for income tax purposes in the period such costs are incurred.

6. CAPITAL          stock split of 63.1579 to 1. All references to common share
   TRANSACTIONS     and per share amounts in the accompanying financial
                    statements have been retroactively restated to reflect the effect of the stock split.

                    The transactions occurring in September 1997 and detailed below are unaudited.

                    On September 12, 1997, the Company sold 820,000 shares of common stock for $410,000 in a private placement. The net proceeds to the Company after stock issuance costs was $347,354.

                    In September 1997 the Company granted various options to purchase an aggregate of 614,600 shares of its common stock to employees and consultants. The options vest over a 36-month period with no vesting until March 1998 or at such later date as the proposed offering occurs.

                    Terms of the employee options are 200,000 shares at $1 per share which expire September 2002.

                    Options to purchase 414,600 shares of common stock have been issued to consultants. The options consist of 264,600 shares at $1 per share expiring in September 1998 and 150,000 shares at $1 per share which expire in September 2002.

                                                             eSOFT, INCORPORATED
                                                   NOTES TO FINANCIAL STATEMENTS


                    The Company also granted in September 60,000 options to an employee at $.50 per share that were exercisable immediately. The options expire in September 1998.

                    FASB Statement 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires the Company to provide pro forma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with fair value based methods prescribed in SFAS No. 123. The proforma net loss and net loss per share for the nine month period ended September 30, 1997 would have been $(187,302) and ($.14).

                    A summary of the status of the Company's stock option plans and outstanding options as of September 30, 1997 and changes during the nine-month period ended is presented below:

                                                                        Weighted
                                                                        Average
                                                              Range of  Exercise
                                                               Shares    Price
          -------------------------------------------------   --------  --------
          Outstanding, beginning of period                    $   --     $  --
          Granted                                              674,600     .96
          Cancelled                                               --        --
          Exercised                                               --        --
          -------------------------------------------------   --------  --------

          Outstanding, end of period                           674,600   $ .96
          =================================================   ========   =======
          Options exercisable, end of period                    60,000   $ .50
          Weighted average fair value of options granted
          during the period                                              $ .96
          =================================================   ========   =======
                                                             eSOFT, INCORPORATED
                                                   NOTES TO FINANCIAL STATEMENTS


                    The following table summarizes information about stock options outstanding at September 30, 1997:


              OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
-----------------------------------------------  ---------------------------------------------
                                    Weighted
                                    Average         Weighted                       Weighted
   Range of         Number         Remaining        Average         Number         Average
   Exercise       Outstanding     Contractual       Exercise      Exercisable      Exercise
    Prices        at 9/30/97          Life           Price        at 9/30/97        Price
--------------  ---------------  --------------  -------------- --------------- --------------

$         .50            60,000               1             .50          60,000            .50
         1.00           614,600               5            1.00              --             --
--------------  ---------------  --------------  -------------- --------------- --------------

$         .96           674,600               5             .96          60,000            .50
==============  ===============  ==============  ============== =============== ==============

7. NOTES PAYABLE    The Company borrowed $100,000 from a bank on January 3,
                    1997. The note bears interest at 12% per annum and is payable on January 3, 1998. The note is secured by the assets of the Company.

8. EMPLOYMENT       The Company entered into employment agreements with certain
   AGREEMENTS       members of management in September 1997. The agreements
   (UNAUDITED)      expire on August 31, 2000. Future commitments are
                    1997-$60,000, 1998-$120,000, 1999-$120,000, and
                    2000-$90,000.

                    Subsequent to September 30, 1997, the Company and its former President entered into a severance agreement and mutual release pursuant to which the Company would pay its former president $10,000 per month through March 7, 1998.

9. PUBLIC           The Company has entered into a letter of intent with
   OFFERING         an underwriter for a proposed public offering of 1,750,000
   (UNAUDITED)      shares of common stock on the Vancouver Stock Exchange.
                    There can be no assurance, however, that the offering will be completed.

                                EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION OF EXHIBITS
-------   -----------------------

3.1       Articles of Incorporation

3.2       Bylaws

10.1 Severance Agreement And Mutual Release Dated December 19, 1997 Between The Company And Wayne Farlow

10.2      Form Of Agency Agreement With C.M. Oliver Capital (To Be Filed By
          Amendment)

10.3 Lease Agreement Dated September 18, 1997 Between The Company And Aspen Industrial Park Partnership (To Be Filed By Amendment).

10.6 Voting Agreement Dated September 2, 1997 Between Philip Becker, Pantheon Capital Ltd. And Transition Partners, Ltd.

10.7 Registration Rights Agreement Dated September 2, 1997 Between Transition Partners, Ltd., Pantheon Capital Ltd. And The Company

10.8      Agreement Dated May 6, 1997 Between Transition Partners, Ltd. And The
          Company

10.9 Agreement Dated October 14, 1996 Between Transition Partners, Ltd. And The Company

10.10 Amendment To Agreement Dated August 22, 1997 Between Transition Partners, Ltd. And The Company

10.11 Second Amendment To Agreement Dated November 11, 1997 Between Transition Partners, Ltd. And The Company

10.12 Stock Option Agreement Dated November 11, 1997 Between Transition Partners, Ltd. And The Company

10.13     Consulting Agreement Dated August 1, 1997 Between The Company And Kent
          Nuzum

10.14 Consulting Agreement Dated August 22, 1997 Between Pantheon Capital Ltd. And The Company

10.15 Amendment To Consulting Agreement Dated August 22, 1997 Between Pantheon Capital Ltd. And The Company

10.16 Stock Option Agreement Dated November 11, 1997 Between Pantheon Capital Ltd. And The Company

10.17 Stock Option Agreement Dated November 11, 1997 Between Copeland Consulting Group, Inc. And The Company

10.18 Employment Agreement Dated September 2, 1997 Between Philip Becker And The Company

27        Financial Data Schedule

                                  SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               eSOFT, INC.

                               Date:  December 19, 1997


                               By:  /s/ Philip L. Becker
                                  -----------------------------------
                                  Philip L. Becker, Chief Executive Officer





                                     -22-